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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         Commission File number 0-19152

                       AUTOMATED SECURITY (HOLDINGS) PLC
                               ENGLAND AND WALES
                (Jurisdiction of incorporation of organization)
            The Clock House, The Campus, Spring Way Hemel Hempstead,
                         Hertfordshire HP2 7TL England
                         (Address of principal offices)
                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F /X/    Form 40-F / /

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes / /    No /X/

    (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     .)

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                                                                          [LOGO]

FOR IMMEDIATE RELEASE

                                  Contact: Peter Bertram
                                         Automated Security (Holdings) PLC
                                         011-441-44-260-008
                                                   -or-
                                         Brian Rafferty
                                         Taylor Rafferty Associates
                                         212-889-4350

ACQUISITION OF AUTOMATED SECURITY (HOLDINGS) PLC ("ASH") BY ADT LIMITED ("ADT"); SCHEME OF ARRANGEMENT EFFECTIVE

    London, September 4, 1996--The scheme of arrangement to effect the acquisition of ASH by ADT was sanctioned by the Court earlier today. Therefore, subject to the satisfaction or waiver by ADT of the outstanding conditions, the Scheme is expected to become effective tomorrow, September 5, 1996.

    IN CONNECTION WITH THIS TRANSACTION AND IN THE PREPARATION OF THIS PRESS RELEASE, CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE ACTING EXCLUSIVELY FOR ASH. CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE NOT ACTING FOR ANY OTHER PERSON AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING PROTECTIONS AFFORDED TO CUSTOMERS OF CHARTERHOUSE BANK LIMITED OR SMITH BARNEY INC. OR ADVISING THEM ON THIS TRANSACTION OR ON THE CONTENTS OF THIS PRESS RELEASE. CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE REGULATED BY THE SECURITIES AND FUTURES AUTHORITY LIMITED.
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Automated Security (Holdings) PLC

                                          By:          /s/ PETER BERTRAM

                                             -----------------------------------
                                              Peter Bertram
                                             Chief Financial Officer

Date of signing: September 4, 1996